Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-165987
April 30, 2010
Charm Communications Inc.
     Charm Communications Inc., or Charm Communications, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents Charm Communications has filed with the SEC for more complete information about Charm Communications and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents Charm Communications has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Charm Communications, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free: 1-800-221-1037 (calling this number is not toll free outside the United States). You may also access Charm Communications’ most recent prospectus by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1485487/000095012310041542/h03022a4fv1za.htm.
     This free writing prospectus reflects the following amendments that were made in Amendment No. 4 to Charm Communications’ registration statement on Form F-1, or Amendment No. 4, as filed via EDGAR with the SEC on April 30, 2010. All references to page numbers are to the page numbers in the preliminary prospectus, which forms part of Amendment No. 4.
THE OFFERING
     The disclosure relating to the selling shareholder, Merry Circle Trading Limited, under “The Offering” has been revised.
     The relevant disclosure (as amended) on page 9 is set forth below:

Over-allotment option	The selling shareholder, Merry Circle Trading Limited, whose beneficial owner and sole director is He Dang, our chairman and chief executive officer, has granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to 1,171,875 additional ADSs.
     The disclosure regarding recent developments relating to Charm Communications under “The Offering — Recent Developments” has been revised.
     The relevant disclosure (as amended) on page 12 is set forth below:
Recent Developments
     The following is a summary of our selected unaudited financial results for the three months ended March 31, 2010.
•	Our total revenues for the three months ended March 31, 2010 were US$42.0 million, compared to US$24.3 million for the three months ended March 31, 2009. This increase in our total revenues was primarily due to an increase in revenues from our media investment management business as we (i) generated a greater amount of revenue from sales of advertising media resources we secured on satellite television channels and (ii) secured new advertising media resources on CCTV for 2010.

•	Our gross profit for the three months ended March 31, 2010 was US$12.4 million, compared to US$4.1 million for the three months ended March 31, 2009. This increase in our gross profit primarily reflected the significant increase in gross profit generated from our media investment management business.
•	Our operating profit for the three months ended March 31, 2010 was US$7.2 million, compared to US$0.6 million for the three months ended March 31, 2009. This increase in our operating profit primarily reflected the increase in our gross profit.
•	Our net income for the three months ended March 31, 2010 was US$6.8 million, compared to US$0.8 million for the three months ended March 31, 2009. This increase in our net income primarily reflected the increase in our operating profit.
•	Our net income attributable to ordinary shareholders for the three months ended March 31, 2010 was US$5.8 million. In determining our net income attributable to ordinary shareholders, we allocate a portion of our net income to the non-controlling interests in our joint venture with Aegis Media and accrete the redemption premium on our outstanding Series A convertible redeemable preferred shares.
     Our financial results for the three months ended March 31, 2009 are set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations —Our Selected Quarterly Results of Operations” included elsewhere in this prospectus.
     Our financial results for the three months ended March 31, 2010 may not be indicative of our results for future periods. Please refer to “Risk Factors —Risks Relating to Our Business—Our quarterly operating results are difficult to predict and may fluctuate significantly from period to period in the future”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations —Factors Affecting Our Results of Operations” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Our Selected Quarterly Results of Operations” and other information included in this prospectus for information regarding trends and other factors that may affect our results of operations.
PRINCIPAL AND SELLING SHAREHOLDERS
     The disclosure relating to the selling shareholder, Merry Circle Trading Limited, in the notes to the table setting forth information with respect to the beneficial ownership of ordinary shares of Charm Communications under “Principal and Selling Shareholders” has been revised.
     The relevant disclosure (as amended) on pages 116 to 117 is set forth below:
†	He Dang is the beneficial owner and sole director of the selling shareholder, Merry Circle Trading Limited, which has granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to 1,171,875 additional ADSs. If the underwriters exercise this over-allotment option in full, He Dang would beneficially own 43,930,833 shares of our ordinary shares after this offering, representing 55.4% of our ordinary shares and 67.7% of the votes of our ordinary shares.

(1)	Includes 44,016,250 ordinary shares owned by Merry Circle Trading Limited, a British Virgin Islands company and 1,093,750 ordinary shares owned by Honour Idea Limited, a British Virgin Islands company. Mr. He Dang is the sole shareholder and sole director of Honour Idea Limited. Mr. He Dang is the sole director of Merry Circle Trading Limited, which is owned by Full Quantum Investments Limited, a Bahamian company. Full Quantum Investments Limited is in turn wholly owned by the Dang Family Trust. Credit Suisse Trust Limited is the trustee of the Dang Family Trust, which is a discretionary trust constituted under the laws of Singapore with Mr. He Dang as settlor and Mr. He Dang and certain of his family members as beneficiaries. The business address of Mr. He Dang is c/o Charm Communications Inc., 26th floor, Tower A, Oriental Media Center, 4 Guanghua Road, Chaoyang District, Beijing 100026, China.
DESCRIPTION OF SHARE CAPITAL
History of Securities Issuances
     The disclosure relating to the selling shareholder, Merry Circle Trading Limited, under “Description of Share Capital — History of Securities Issuances” has been revised.
     The relevant disclosure (as amended) on page 128 is set forth below:
     In February 2008, we issued 50,000,000 ordinary shares to Merry Circle Trading Limited, a British Virgin Islands company whose beneficial owner and sole director is Mr. He Dang, upon the establishment of our company in the Cayman Islands.